RECEIVED

2008 NOV 12 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005806

Rule 12g3-2(b) File No. ~~82-5190~~

082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date October 30, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
NOV 14 2008
THOMSON REUTERS

Corporate Communications

Enclosure

- **Oerlikon sells Optics business at Balzers**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

11/12

Oerlikon sells Optics business at Balzers

***Pfäffikon SZ, October 27, 2008* – OC Oerlikon is selling its Oerlikon Optics business unit at the Balzers site to the unit's management, supported by local private investors. The corresponding contracts were signed on Friday, October 24, 2008. Dr Uwe Krüger, CEO of OC Oerlikon, said: «We are consequently following up on our strategy to streamline the Oerlikon portfolio. In view of its size and focus on niche markets, the optical coating business in Balzers no longer fits into the OC Oerlikon business strategy. I'm convinced that with the MBO we have found the best solution for all stakeholders involved. The new management will continue to run the optical coating business successfully, especially as it enjoys the local support of private investors from Liechtenstein.»**

OC Oerlikon is thus following up on its commitment to sell the Optics unit. Oerlikon Optics is a leading global provider of custom optical components and subassemblies. The Balzers-based optical coating business, including relevant technical plant and equipment, customer and supplier relationships, will be transferred to the new company. The newly constituted business posts annual sales in the region of CHF 35 million and has some 160 staff, which will all transfer to the new company. It will continue trading under the new name Optics Balzers AG from January 1st, 2009. The parties have agreed not to disclose the purchase price. Separate discussions are ongoing with respect to the other two Oerlikon Optics businesses in Golden, Colorado (US), and Shanghai (China).

Designated CEO Martin Kaspar says the new name, Optics Balzers AG, shows a commitment to these core fields and to the company's location: "We benefit from a very good market position, and we will expand the traditional business in both existing and new attractive niche markets going forward. We see ourselves as a medium-sized company firmly anchored in the region." Dr Christoph Studinka, designated Chairman of the Board of Optics Balzers AG, explains the Board's fundamental strategic principles: "We want to make a long-term commitment as entrepreneurs and to help management shape a lasting and successful future for the business."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
Postfach
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 02
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion in 2007 and it ranks either first or second in the respective global markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date November 6, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Amachs

Corporate Communications

Enclosure

- **Oerlikon is winner of the Swiss Technology Award**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Oerlikon Esec's Die Bonder 2100 xP is he most innovative Swiss product

Oerlikon is winner of the Swiss Technology Award

***Cham/Basel, November 6, 2008* – The innovation strength of the Oerlikon group is being reaffirmed. The Die Bonder 2100 xP from Oerlikon Esec – a high-precision machine for chip assembly in the semiconductor industry – was honoured last night with the prestigious Swiss Technology Award for being the most innovative Swiss product in 2008. The newly developed equipment achieves an increase in productivity of more than 80% in relation to conventional solutions. „With the Die Bonder 2100 xP, we succeeded in developing a trailblazing solution setting new standards in the chip assembly sector with regards to speed, accuracy and reliability" says Dr. Rainer Kyburz, Head of R&D Oerlikon Esec. More than 1,500 highly-qualified specialists and yearly investments in R&D of 5% of its total turnover, make Oerlikon one of the most innovative and research-intensive industrial groups in Switzerland. „The Swiss Technology Award is a remarkable acknowledgment of our constant push to extend the borders of the technically feasible and thus contributing to our customers' success. Praise and thanks go to the Oerlikon researchers and developers that live the pioneer spirit in their daily work," states Dr. Uwe Krüger, CEO of the Oerlikon Group.**

Die Bonders play a vital role in the semiconductor assembly business. They pick the unprotected dies from a wafer and affix them to a substrate material with adhesive or solder. This process known as "pick-and-place" needs to be accomplished at highest possible speed with utmost accuracy. The requirements for efficiency and quality in the semiconductor industry are extremely demanding. The new Die Bonder 2100 xP from Oerlikon Esec manages four chip placements per second with a precision of 5 µm – an absolutely stellar performance.

This efficiency is made possible by a revolutionary machine layout which permits a completely new movement. The conventional pick-and-place process is carried out in a three-step, angular procedure – picking the chip, raising and transporting it to the substrate, and die placement. The new die bonder succeeds in accomplishing this process by utilizing a smooth rotational movement. This transformation of the motions is considered

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
Postfach
CH-8808 Pfäffikon SZ

Telefon +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 "leading-edge" in robotics. Additionally, further innovations lead to minimized non-productive time. A new graphical user interface enables the simple and efficient operation of the equipment. An interdisciplinary team comprised of 40 specialists in robotics, electronics, pattern recognition, control engineering, software, engineering and product management worked together to achieve this goal. In summary, the Oerlikon Esec Die Bonder 2100 xP enables an increase in productivity of more than 80%. „This is a break-through actually considered as impossible to achieve ", says Dr. André Richoz, Head of Oerlikon Esec. „We are proud to have achieved this by using new approaches. We thank the Swiss Innovation Forum for this honour", continues Richoz.

The Swiss Technology Award is a prestigious award in Switzerland systematically supporting innovation strength. While in recent years projects in the fields of bio-technology have been amongst the winners, in 2008 projects derived from traditional Swiss competences dominated the evaluation process: for example robotics or nano-technology used in assembly process and computer technology. A top-notch expert panel evaluated in a two-step jury procedure Oerlikon Esec as winner from a pool of over 50 applications for its innovation strength and market potential. The Die Bonder 2100 xP was formally launched in May 2008 at the industry conference SEMICON in Singapore and received high acclaim.

Legend

Picture 1: The newly developed Die Bonder 2100 xP from Oerlikon Esec achieves with its revolutionary machine layout an increase in productivity of more than 80% in relation to conventional solutions.

Picture 2: The rotational movement utilized by the new Die Bonder 2100 xP from Oerlikon Esec manages four chip placements per second with a precision of 5 µm – a leading-edge achievement in robotics and an absolutely stellar performance in the industry.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telefon +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion in 2007 and it ranks either first or second in the respective global markets.

END